Exhibit 99.1

GDS Announces Full Exercise of Underwriters’ Option to Purchase Additional ADSs

SHANGHAI, China, March 18, 2019 — GDS Holdings Limited (“GDS” or the “Company”) (Nasdaq: GDS) today announced that the underwriters of its previously announced public offering have exercised in full their option to purchase an additional 1,791,044 ADSs from GDS at the public offering price of US$33.50 per ADS. Each ADS represents eight Class A ordinary shares.

GDS raised a total of approximately US$445.0 million in proceeds from the public offering after the underwriters’ exercise in full of their option to purchase additional ADSs, after deducting underwriting discounts and commissions (but before expenses). GDS expects to use approximately US$404 million of the net proceeds from the offering in connection with the development and acquisition of new data centers, with the remaining amounts to be used for general corporate purposes.

J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers for the proposed offering, and Cowen, Credit Agricole Securities (USA) Inc., Haitong International, Raymond James and SunTrust Robinson Humphrey, Inc. are acting as co-managers.

The securities described above are being offered by GDS pursuant to a shelf registration statement filed by GDS with the Securities and Exchange Commission (the “SEC”) that automatically became effective as of January 23, 2018. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The offering is being made only by means of an effective shelf registration statement, including a preliminary prospectus supplement and final prospectus, which was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Copies of the preliminary prospectus supplement and the final prospectus relating to this offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Prospectus Department, Cynthia Simmons, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-917-606-8487, or by email at prospectus@morganstanley.com; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com.

About GDS

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The

Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

GDS Holdings Limited